UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: January 17, 2017

Buenaventura Announces Fourth Quarter and 2017 Estimated Production Per Metal

LIMA, Peru--(BUSINESS WIRE)--January 17, 2017--Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE:BVN)(Lima Stock Exchange:BUE.LM), Peru’s largest publicly traded, precious metals mining company today announced preliminary 4Q16 production results and 2017 operating guidance.

4Q16 Production per Metal and
2017 Operating Guidance (100% basis)

	4Q16	2016	2017
	(Actual)	(Actual)	(Estimated)

Gold (Oz.)
Orcopampa	45,973	191,102	180k - 190k
Tambomayo			120k - 150k
La Zanja	32,739	139,724	115k - 125k
Tantahuatay	39,926	150,816	145k - 155k
Yanacocha	171,675	654,934	500k - 600k
Others	8,091	25,541	25k - 30k

BVN - Equity [1]	159,212	627,434	650k - 750k

Silver (Oz.)
Uchucchacua	4,042,722	16,212,746	16.0M - 17.0M
Tambomayo			2.5M - 3.5M
Julcani	790,618	3,264,420	3.0M - 3.4M
Mallay	374,756	1,627,246	1.5M - 1.7M
El Brocal	1,158,392	2,634,739	3.5M - 4.5M
Others	1,416,970	5,852,148	1.8M - 2.2M

BVN - Equity [1]	6,382,558	24,672,571	27M - 30M

Zinc (MT)
El Brocal	19,908	57,385	70k - 80k
Uchucchacua	1,662	7,227	6.5k - 7.5k
Mallay	2,326	10,463	11.5k - 12.5k
Tambomayo			5.0k - 7.0k

BVN - Equity [1]	15,646	51,465	65k - 75k

Copper (MT)
El Brocal	13,858	49,170	55k - 65k
Cerro Verde [2]	130,000	500,000	550k - 600k

BVN - Equity [1]	33,952	128,051	140k - 160k

1. Considers 100% of BVN´s operating units, 61.32% of El Brocal
53.06% of La Zanja, 40.95% of Coimolache & 43.65% of Yanacocha.
2. Estimated production.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal (61.29%), La Zanja (53.06%) and Coimolache (40.10%) and is developing the wholly owned Tambomayo Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

www.buenaventura.com

CONTACT:
Contacts in Lima
Carlos Galvez, Chief Financial Officer
Tel (511) 419 2540
or
Daniel Dominguez, Manager of Financial Planning and Investor Relations
Tel (511) 419 2591
daniel.dominguez@buenaventura.pe
or
Rodrigo Echecopar, Investor Relations Coordinator
Tel (511) 419 2609
rodrigo.echecopar@buenaventura.pe
or
Contacts in New York
Monique Skruzny - Barbara Cano
MBS Value Partners